                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.


                                 FORM U-6B-2



                         CERTIFICATE OF NOTIFICATION




Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.





Certificate is filed by American Electric Power Service Corporation, AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.), AEP Resources, Inc. and AEP Resources Service Company.




This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.


1.    Type of security or securities.

            Unsecured short-term bank loans.

2. Issue, renewal or guaranty.

            Issuance and renewals.

3. Principal amount of each security.

            See Exhibit 1.

4. Rate of interest per annum of each security:

            See Exhibit 1.

5. Date of issue, renewal or guaranty of each security.

            See Exhibit 1.

6. If renewal of security, give date of original issue.

            See Exhibit 1.

7. Date of maturity of each security.

            See Exhibit 1.

8. Name of persons to whom each security was issued, renewed or guaranteed.

            American Electric Power Service Corporation
                        Huntington National Bank
                        Mellon Bank
                        National City Bank
                        KeyBank

            AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.)
                        Societe Generale Bank
                        National City Bank
                        Huntington National Bank
                        Mellon Bank
                        First Union National Bank of NC
                        KeyBank
                        Fifth Third Bank Cincinnati

            AEP Resources, Inc.
                        Fifth Third Bank Cincinnati
                        Bank of America, N.A.
                              (formerly NationsBank, N.A.)
                        Mellon Bank
                        National City Bank
                        First Union National Bank of NC

            AEP Resources Service Company
                        Societe Generale Bank
                        Huntington National Bank
                        Fifth Third Bank Cincinnati

9. Collateral given with each security.

            None.

10. Consideration received for each security.

            See Exhibit 1.

11. Application of proceeds of each security.

            The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

            (a)   the  provisions  contained  in the first  sentence  of Section
                  6(b).

            (b)   the  provisions  contained  in the fourth  sentence of Section
                  6(b).

            (c)   the  provisions  contained  in any  rule  of the  Commission
                  other than Rule U-48.         X

13.   If the  security  or  securities  were  exempt  from the  provisions  of
      Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

            Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

            Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

            Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

                              AMERICAN ELECTRIC POWER SERVICE CORPORATION
                              AEP ENERGY  SERVICES,  INC.  (formerly  known as
                                    AEP Energy Solutions, Inc.)
                              AEP RESOURCES, INC.
                              AEP RESOURCES SERVICE COMPANY


                                        /s/ A. A. Pena
                               A. A. Pena, Vice President & Treasurer
October 11, 1999

1CMGR4760           AMERICAN ELECTRIC POWER SERVICE CORPORATION
                             CASH MANAGEMENT SYSTEM
                        QUARTERLY SHORT TERM DEBT REPORT
                            AEP ENERGY SERVICES, INC
                             QUARTER ENDED 09/30/99
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             07/01/99     07/16/99       15      5.6300            475,000.00             1,114.27           476,114.27
                    07/02/99     07/21/99       19      5.3123         14,350,000.00            40,233.29        14,390,233.29
                    07/02/99     07/21/99       19      5.5300          9,850,000.00            28,748.32         9,878,748.32
                    07/06/99     07/26/99       20      5.3600          2,000,000.00             5,955.56         2,005,955.56
                    07/09/99     07/27/99       18      5.3123         16,425,000.00            43,627.26        16,468,627.26
                    07/16/99     07/30/99       14      5.5400         17,000,000.00            36,625.56        17,036,625.56
                    07/16/99     07/30/99       14      5.5800          1,575,000.00             3,417.75         1,578,417.75
                    07/20/99     01/18/00      182      5.8500          2,500,000.00            73,937.50         2,573,937.50
                    07/21/99     08/18/99       28      5.3123         15,900,000.00            65,695.44        15,965,695.44
                    07/21/99     07/23/99        2      5.3500         10,000,000.00             2,972.22        10,002,972.22
                    07/23/99     01/18/00      179      5.9400         10,000,000.00           295,350.00        10,295,350.00
                    07/26/99     08/13/99       18      5.5400         11,000,000.00            30,470.00        11,030,470.00
                    07/26/99     01/18/00      176      5.9000         10,000,000.00           288,444.44        10,288,444.44
                    07/27/99     08/06/99       10      5.5423          9,650,000.00            14,856.44         9,664,856.44
                    07/28/99     08/25/99       28      5.4300            925,000.00             3,906.58           928,906.58
                    07/30/99     08/26/99       27      5.9400            125,000.00               556.88           125,556.88
                    07/30/99     08/26/99       27      5.5500         17,000,000.00            70,762.50        17,070,762.50
                    08/04/99     01/18/00      167      6.2159          3,700,000.00           106,689.02         3,806,689.02
                    08/05/99     08/30/99       25      5.6057          1,050,000.00             4,087.49         1,054,087.49
                    08/06/99     02/04/00      182      6.2159          7,000,000.00           219,973.79         7,219,973.79
                    08/09/99     08/30/99       21      5.4900            600,000.00             1,921.50           601,921.50
                    08/13/99     08/31/99       18      5.6000          7,600,000.00            21,280.00         7,621,280.00
                    08/18/99     09/15/99       28      5.6690         16,500,000.00            72,752.17        16,572,752.17
                    08/19/99     09/03/99       15      5.6700          1,425,000.00             3,366.56         1,428,366.56
                    08/20/99     09/10/99       21      5.9300          2,900,000.00            10,031.58         2,910,031.58
                    08/25/99     08/27/99        2      5.8500         10,000,000.00             3,250.00        10,003,250.00
                    08/26/99     09/28/99       33      5.7090         10,000,000.00            52,332.50        10,052,332.50
                    08/26/99     09/28/99       33      5.9300          5,000,000.00            27,179.17         5,027,179.17
                    08/27/99     09/28/99       32      5.7210          7,000,000.00            35,597.33         7,035,597.33
                    08/27/99     09/29/99       33      5.9300          4,200,000.00            22,830.50         4,222,830.50
                    08/31/99     01/18/00      140      6.2800          7,000,000.00           170,955.56         7,170,955.56
                    09/01/99     09/02/99        1      5.8500          1,000,000.00               162.50         1,000,162.50
                    09/03/99     09/30/99       27      5.9300          8,325,000.00            37,025.44         8,362,025.44
                    09/15/99     09/29/99       14      5.6300          9,000,000.00            19,705.00         9,019,705.00
                    09/17/99     10/08/99       21      5.7324          4,500,000.00            15,047.55         4,515,047.55
                    09/21/99     10/08/99       17      6.0400          3,500,000.00             9,982.78         3,509,982.78
                    09/22/99     10/08/99       16      6.0400          2,900,000.00             7,784.89         2,907,784.89
                    09/23/99     10/15/99       22      5.7324          2,025,000.00             7,093.85         2,032,093.85
                    09/28/99     10/20/99       22      5.7800         20,000,000.00            70,644.44        20,070,644.44
                    09/29/99     10/26/99       27      5.7000          1,575,000.00             6,733.13         1,581,733.13
                    09/30/99     10/26/99       26      5.9900         11,000,000.00            47,587.22        11,047,587.22
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     296,575,000.00         1,980,687.98       298,555,687.98
                                                                    ----------------     ----------------     ----------------
                                   AEP ENERGY SERVICES, INC TOTAL     296,575,000.00         1,980,687.98       298,555,687.98
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   42.41
     WEIGHTED AVERAGE RATE    5.6764

1CMGR4760          AMERICAN ELECTRIC POWER SERVICE CORPORATION
                             CASH MANAGEMENT SYSTEM
                        QUARTERLY SHORT TERM DEBT REPORT
                          AEP RESOURCES SERVICE COMPANY
                             QUARTER ENDED 09/30/99
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             07/20/99     07/30/99       10      5.3807            250,000.00               373.66           250,373.66
                    07/30/99     08/18/99       19      5.5740            500,000.00             1,470.92           501,470.92
                    08/04/99     08/18/99       14      5.6423            200,000.00               438.85           200,438.85
                    08/09/99     08/18/99        9      5.5423          3,550,000.00             4,918.79         3,554,918.79
                    08/09/99     08/18/99        9      5.6900          3,000,000.00             4,267.50         3,004,267.50
                    08/18/99     08/31/99       13      5.6690          4,000,000.00             8,188.56         4,008,188.56
                    08/18/99     08/31/99       13      5.8375          3,300,000.00             6,956.35         3,306,956.35
                    08/24/99     09/10/99       17      5.4900            125,000.00               324.06           125,324.06
                    08/31/99     09/15/99       15      5.8000          7,500,000.00            18,125.00         7,518,125.00
                    09/10/99     09/30/99       20      5.7324            500,000.00             1,592.33           501,592.33
                    09/15/99     09/30/99       15      5.7600          7,350,000.00            17,640.00         7,367,640.00
                    09/21/99     09/30/99        9      5.7200            200,000.00               286.00           200,286.00
                    09/30/99     10/20/99       20      5.8000          8,500,000.00            27,388.89         8,527,388.89
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL      38,975,000.00            91,970.91        39,066,970.91
                                                                    ----------------     ----------------     ----------------
                              AEP RESOURCES SERVICE COMPANY TOTAL      38,975,000.00            91,970.91        39,066,970.91
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   14.08
     WEIGHTED AVERAGE RATE    5.7416

1CMGR4760           AMERICAN ELECTRIC POWER SERVICE CORPORATION
                             CASH MANAGEMENT SYSTEM
                        QUARTERLY SHORT TERM DEBT REPORT
                               AEP RESOURCES, INC.
                             QUARTER ENDED 09/30/99
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             07/01/99     07/29/99       28      5.5310            200,000.00               860.38           200,860.38
                    07/07/99     07/29/99       22      5.3600            300,000.00               982.67           300,982.67
                    07/09/99     07/29/99       20      5.4400         11,100,000.00            33,546.67        11,133,546.67
                    07/14/99     07/29/99       15      5.5300            200,000.00               460.83           200,460.83
                    07/21/99     07/30/99        9      5.5400          6,000,000.00             8,310.00         6,008,310.00
                    07/21/99     07/30/99        9      5.8700         18,000,000.00            26,415.00        18,026,415.00
                    07/27/99     08/18/99       22      5.4300          1,125,000.00             3,733.13         1,128,733.13
                    07/29/99     08/18/99       20      5.4300         12,250,000.00            36,954.17        12,286,954.17
                    07/30/99     08/10/99       11      5.6900          6,000,000.00            10,431.67         6,010,431.67
                    07/30/99     08/10/99       11      5.9300         18,100,000.00            32,796.19        18,132,796.19
                    08/02/99     08/04/99        2      5.6900          1,900,000.00               600.61         1,900,600.61
                    08/10/99     08/31/99       21      5.7400         18,500,000.00            61,944.17        18,561,944.17
                    08/16/99     08/30/99       14      5.5600          1,300,000.00             2,810.89         1,302,810.89
                    08/18/99     09/15/99       28      5.5400         12,300,000.00            52,999.33        12,352,999.33
                    08/18/99     09/15/99       28      5.5800          1,125,000.00             4,882.50         1,129,882.50
                    08/19/99     08/30/99       11      5.6000            200,000.00               342.22           200,342.22
                    08/31/99     09/14/99       14      5.9300         14,850,000.00            34,245.75        14,884,245.75
                    09/01/99     09/29/99       28      5.7250            500,000.00             2,226.39           502,226.39
                    09/10/99     09/15/99        5      5.6800          1,000,000.00               788.89         1,000,788.89
                    09/14/99     09/15/99        1      5.8500         14,850,000.00             2,413.13        14,852,413.13
                    09/15/99     09/30/99       15      5.6300          1,800,000.00             4,222.50         1,804,222.50
                    09/21/99     09/29/99        8      5.7200            200,000.00               254.22           200,254.22
                    09/28/99     09/30/99        2      5.9500          6,800,000.00             2,247.78         6,802,247.78
                    09/29/99     10/20/99       21      5.9500          2,225,000.00             7,722.60         2,232,722.60
                    09/30/99     10/20/99       20      5.6800         10,000,000.00            31,555.56        10,031,555.56
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     160,825,000.00           363,747.25       161,188,747.25
                                                                    ----------------     ----------------     ----------------
                                        AEP RESOURCES, INC. TOTAL     160,825,000.00           363,747.25       161,188,747.25
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   15.40
     WEIGHTED AVERAGE RATE    5.7343

1CMGR4760         AMERICAN ELECTRIC POWER SERVICE CORPORATION
                             CASH MANAGEMENT SYSTEM
                        QUARTERLY SHORT TERM DEBT REPORT
                      AMERICAN ELECTRIC POWER SERVICE CORP.
                             QUARTER ENDED 09/30/99
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             07/20/99     01/18/00      182      5.8500         10,000,000.00           295,750.00        10,295,750.00
                    07/20/99     10/21/99       93      5.7600         13,500,000.00           200,880.00        13,700,880.00
                    07/27/99     08/23/99       27      5.6900          2,550,000.00            10,882.13         2,560,882.13
                    08/23/99     08/26/99        3      5.9300          7,000,000.00             3,459.17         7,003,459.17
                    08/26/99     08/30/99        4      5.9300          7,300,000.00             4,809.89         7,304,809.89
                    08/30/99     01/18/00      141      6.2800          7,300,000.00           179,555.67         7,479,555.67
                    09/21/99     01/25/00      126      6.4060          3,000,000.00            67,263.00         3,067,263.00
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL      50,650,000.00           762,599.86        51,412,599.86
                                                                    ----------------     ----------------     ----------------
                      AMERICAN ELECTRIC POWER SERVICE CORP. TOTAL      50,650,000.00           762,599.86        51,412,599.86
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   82.29
     WEIGHTED AVERAGE RATE    5.9354